UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of July 2008
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated July 2, 2008.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: July 2, 2008

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated July 2, 2008.

Exhibit No. 1

Elbit Systems Selected by Boeing for the US Navy’s T- 45 Virtual Mission Training System (VMTS)

Haifa, Israel, July 2, 2008 - Elbit Systems Ltd. (NASDAQ:ESLT) announced it has been selected by Boeing to be the supplier for the US Navy’s T-45 Goshawk Virtual Mission Training System (VMTS).

The VMTS, a key element in the US Navy’s Undergraduate Military Flight Officer (UMFO) training modernization plan, will provide realistic training at a reduced cost in a fighter-like environment and will enable the retirement of the aging T-39 that is currently doing this job.

The VMTS system simulates via data link an unclassified, mechanically scanned tactical radar that provides air-to-air and air-to-ground modes as well as simulated weapons and simulated electronic warfare. These functions can be networked between the participant aircraft and the instructor ground station that controls the mission presentation.

VMTS allows a T-45 aircraft to simulate the use of radar and weapons against virtual aircraft while in flight as well as cooperate with other real and virtual aircraft.

This type of “download” training has the potential to transform military flight training, not only in terms of cost savings but also by delivering higher-quality training in a safe and measurable way. This allows the maximum potential to be gleaned from costly training hours.

Ran Hellerstein, Elbit Systems Executive Vice President and Co-General Manager, Aerospace Division commented on the selection: “We are very proud to have been selected for such a prestigious training system program. This selection demonstrates our commitment to provide cutting edge training systems to Boeing, in support of the U.S. Navy’s mission readiness requirements.”

Elbit Systems operates within the simulator market and supplies systems for all types of platforms, including those for air, land and naval applications. Utilizing its advanced technological capabilities, particularly in developing software for complex system programs, as well as its global leadership in upgrading defense platforms, Elbit Systems is supplying simulation and avionics systems to various customers around the world.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Company Contact:

Joseph Gaspar, Executive VP & CFO
Dalia Rosen, Director of Corporate Communications
Elbit Systems Ltd
Tel: +972-4-8316663
Fax: +972-4-8316944
E-mail: gspr@elbit.co.il
           daliarosen@elbit.co.il

Boeing Contact:

Doug Cantwell
Manager, T-45 Communications
+1-206-662-0949
doug.cantwell@boeing.com

IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246 E-mail: info@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.